

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2019

Walter Schalka
Chief Executive Officer
Suzano S.A.
800 Corporative Drive, Suite 320
Fort Lauderdale, FL 33334

> **Re: Suzano S.A.**
> **Registration Statement on Form F-4**
> **Filed June 24, 2019**
> **File No. 333-232311**

Dear Mr. Schalka:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.


Sincerely,

Division of Corporation Finance
Office of Natural Resources


cc: Andrea R. Lavourinha